SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of March 2003                           File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


            Form 20-F ________                   Form 40-F ____X_____


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


            Yes ________                          No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

NEWS RELEASE

                             FOR IMMEDIATE RELEASE

                  BCI's interest in AXtel to be reduced to 1.5%

MONTREAL (CANADA) March, 27, 2003 - Bell Canada International Inc. ("BCI") announced today that Axtel S.A de C.V. ("Axtel") is proceeding with a series of transactions pursuant to which Axtel's debt will be reduced by approximately US$ 400 million. These restructuring transactions include a capital call on shareholders in which BCI is not participating. In connection with the restructuring, which also includes a settlement of all obligations under a BCI service agreement with Axtel, BCI will receive the following at closing:
o Approximately US$ 2.7 million in cash
o Two non-interest bearing notes, one in the amount of approximately US$ 3.5 million payable in instalments on June 30, September 30 and December 31, 2003, and the other in the amount of approximately US$ 9.4 million payable in the second quarter of 2006
o A reduction in its equity ownership in Axtel to 1.5% on a fully diluted basis

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its stakeholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         BELL CANADA INTERNATIONAL INC.


Date: March 27, 2003                [Signed:  Graham E. Bagnall]
                                    -------------------------------------
                                    Name: Graham E. Bagnall
                                    Title: Vice-President and Comptroller